OVERLAND STORAGE, INC.

9112 Spectrum Center Boulevard

San Diego, California 92123

December 11, 2013

VIA EMAIL AND EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Overland Storage, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 8, 2013

File No. 0-22071

Dear Ms. Mills-Apenteng:

Overland Storage, Inc., a California corporation (the “Company”), hereby responds to the letter dated November 20, 2013 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A.

The Company has responded below to the Staff’s comments included in the Letter. Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) is being filed concurrently herewith. For the convenience of the Staff, the comment from the Letter is restated in bold prior to our response to the comment.

Proposal 1: To Approve the Issuance of 47,152,630 Shares of Our Common Stock…, page 38

1.	We note that you have not provided all of the information required by Part C of Form S-4 for Tandberg Data Holdings, as required by paragraph (c)(2) of Item 14 of Schedule 14A. Please amend your filing to provide this information or tell us why you believe this information is not required.

Response: Based on representations made to the Company by Tandberg Data Holdings S.à r.l. (“Tandberg”), Tandberg would qualify as a foreign issuer and a foreign private issuer

(“FPI”) because it is an organization incorporated or organized under the laws of Luxembourg and because (i) the majority of Tandberg’s executive officers or directors are not U.S. citizens or residents, (ii) less than fifty percent (50%) of the assets of Tandberg are located in the United States and (iii) the business of Tandberg is administered principally outside the United States. As a result, the Company has provided the information required by Part C of Form F-4, rather than Form S-4, with respect to Tandberg. In particular, the Company has provided in the Proxy Statement the information required by Item 17(b) of Form F-4 as described below:

•	Item 17(b)(1) of Form F-4 requires a brief description of the business done by Tandberg, which indicates the general nature and scope of business. This information is included beginning on page 46 of the Proxy Statement.

•	Item 17(b)(2) of Form F-4 requires the information required by Item 9.A.4 of Form 20-F. Item 9.A.4 of Form 20-F requires certain price history and other market information regarding the equity securities of Tandberg. Tandberg is a closely held private company, as noted beginning on page 46 of the Proxy Statement, and as a result this information is not applicable to Tandberg.

•	Item 17(b)(3) of Form F-4 requires the information required by Item 3.A of Form 20-F. Item 3.A of Form 20-F requires certain selected historical financial data regarding Tandberg. In response to the Staff’s comment, the Company has included this information beginning on page 59 of the Proxy Statement.

•	Item 17(b)(4) of Form F-4 requires the information required by Item 5 of Form 20-F. Item 5 of Form 20-F requires a discussion of Tandberg’s financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements of Tandberg are required, including the causes of material changes from year to year in financial statement line items, to the extent necessary for an understanding of Tandberg’s business as a whole. This shall include information regarding (A) operating results, (B) liquidity and capital resources, (C) research and development, patents and licenses, etc., (d) trend information, (E) off-balance sheet arrangements and (F) tabular disclosure of contractual obligations. In response to the Staff’s comment, the Company has included this information beginning on page 59 of the Proxy Statement.

•	Item 17(b)(4) of Form F-4 additionally requires the information required by Item 11 of Form 20-F. Item 11 of Form 20-F requires quantitative and qualitative disclosures about market risk. In response to the Staff’s comment, the Company has included this information beginning on page 70 of the Proxy Statement. Item 17(b)(5) of Form F-4 requires financial statements of Tandberg that would have been required to be included in an annual report on Form 20-F. This information is included beginning on page 71 of the Proxy Statement.

*                    *                     *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (858) 495-4211 or by email at kalbfleisch@overlandstorage.com.

Respectfully submitted,

OVERLAND, INC.

By:	/s/ Kurt L. Kalbfleisch
	Name:	Kurt L. Kalbfleisch
	Title:	Senior Vice President, Finance
and Chief Financial Officer

cc:

Warren T. Lazarow, Esq., O’Melveny & Myers LLP

Paul Sieben, Esq., O’Melveny & Myers LLP